

Mail Stop 3561

April 5, 2016

Mr. Thomas J. Edwards
Chief Financial Officer
Brinker International, Inc.
6820 LBJ Freeway
Dallas, Texas 75240

>   **Re: Brinker International, Inc.**
>   **Form 10-K for the Year Ended June 24, 2015**
>   **Filed August 24, 2015**
>   **File No. 001-10275**

Dear Mr. Edwards:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended June 24, 2015

1. Nature of Operations and Summary of Significant Accounting Policies

(v) Segment Reporting, page F-22

We note from your disclosure that due to similar economic characteristics and operating long-term average margins, you aggregate the results of Chili's and Maggiano's operating segments into one reporting segment. As it relates to your aggregation analysis under ASC 280, please provide us with the following information:

- Compare and contrast your operating segments relative to the areas listed in ASC 280-10-50-11a to e. Regarding any differences among your operating segments, tell us why you determined that disaggregation was not warranted. In your response, please specifically address differences in the average check price, marketing and operating strategies, customer income bracket, and dining experience by brand.

- Provide us with your historical and projected revenues, gross margin, operating margin, and other measures of segment profitability, as applicable. Confirm which of these measures are used by your chief operating decision maker (CODM) to assess performance and allocate resources.
- Tell us why the company is organized under two operating segments based on your brands (i.e., why does your CODM elect to review the operating segments separately).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure